UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Commission File Number 1-5828

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION

(Name of issuer of the securities held pursuant to the plan)

P.O. Box 14662

Reading, Pennsylvania, 19610

(Address of principal executive office of the issuer)

Savings Plan of Carpenter Technology Corporation

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Savings Plan of Carpenter Technology Corporation

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Carpenter Technology Corporation (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended Decemeber 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Reading, Pennsylvania
June 28, 2012

Savings Plan of Carpenter Technology Corporation

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

Dollars in thousands	2011	2010

Investments, at fair value:

Registered investment companies	$276,401	$286,666
Interest in Carpenter Technology Master Trust Fund	168,933	—
Standish Mellon Stable Value Fund	—	81,398
Carpenter Technology Corporation Stock Fund	—	67,756
Total investments	445,334	435,820
Notes receivable from participants	10,798	11,800
Net assets reflecting investments at fair value	456,132	447,620
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,655)	(1,694)

Net assets available for benefits	$453,477	$445,926

See accompanying notes to financial statements.

Savings Plan of Carpenter Technology Corporation

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Dollars in thousands

Investment income (loss):
Net appreciation (depreciation) in fair value of investments,
Registered investment companies	$(9,127)
Carpenter Technology Corporation Stock Fund	4,232
Interest in Carpenter Technology Master Trust Fund income	17,890
Interest and dividends	7,174
Total investment income	20,169
Interest income from notes receivable from participants	533
Contributions:
Participant	13,658
Participant rollover	1,204
Employer	5,556
Total contributions	20,418

Benefits paid to participants	(33,273)
Administrative expenses	(296)
Net increase	7,551
Net assets available for benefits, beginning of year	445,926
Net assets available for benefits, end of year	$453,477

See accompanying notes to financial statements.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

Note 1.  Description of Plan

The following description of the Savings Plan of Carpenter Technology Corporation (the “Plan”) provides general information.  A more comprehensive description of the Plan’s provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation, or any participating affiliate (collectively referred to as the “Company”).

General

The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic non-union employees of the Company.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

As defined in the Plan, each year, participants may contribute up to 35% of annual compensation on a pre-tax basis, and up to 35% of annual compensation on an after-tax basis.  Effective January 1, 2011, the combined contributions limit was increased from 35% to 100% of annual compensation on both a pre-tax and after-tax basis.  Participants who are age 50 or older may make “catch-up contributions”, which are additional pre-tax contributions.  Participants may also contribute amounts representing rollover distributions from other qualified pension plans.  The Company contributes an amount equal to 3% of each employee’s base pay.  Contributions are subject to certain limitations.

Participants’ Accounts

Several accounts, all participant directed, may be maintained for each participant, as follows:

•                  Employee pre-tax salary deferral account - credited with participant pre-tax contributions

•                  Employee after-tax account - credited with participant after-tax contributions

•                  Company basic contribution account - credited with Company contributions

•                  Rollover contribution account - credited with participant rollover contributions

•                  Inter-plan transfer account - credited with transfers from other Company plans

Allocations of these credited amounts are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that is provided from the participant’s vested account.

Vesting

All contributions and Plan earnings thereon are fully vested and non-forfeitable.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

Note 1.  Description of Plan (Continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the amount of the highest outstanding loan balance on any Plan loan during the preceding twelve months or 50% of their vested account balance minus the current outstanding balance on any other Plan loan.  Borrowings are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 10.5% at December 31, 2011, which represents the Prime Rate plus 1% on the last business day of the month in which the loan was distributed.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefits Paid to Participants

Benefits paid to participants include participant distributions and withdrawals.  Participants are entitled to a lump sum distribution upon separation from service.  Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000.  The total distribution of benefits to all separated participants must occur by April 1st of the year following the year in which the participant attains age 70-1/2.  Hardship and non-hardship in-service withdrawals, and withdrawals after age 59-1/2, are permitted subject to certain restrictions.  Benefits paid to participants are in cash, except for those accounts which consisted of investments in the Carpenter Technology Stock Fund, which was made in shares of the Company’s common stock or cash, at the participant’s option.

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for detailed discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Gain or loss on sales of investments is based on average cost.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on the accrual basis.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

Note 2.  Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Significant estimates include the determination of the fair value of plan assets.  Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant notes are reclassified as distributions according to the terms of the Plan.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Administrative Expenses

Investment management fees, trustee fees, and transaction fees are paid by the Plan.  A portion of these fees are netted against investment income.  All other fees are paid by the Company.

Reclassification

Certain prior period amounts have been reclassified to conform with the current year’s presentation.

Recent Accounting Standard

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04:  Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”).  ASU 2011-04 will expand disclosures about fair value measurement and result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS.  ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011.  Plan management is evaluating the impact of adopting ASU 2011-04 and believes it will not be material to the financial statements but will provide additional disclosures.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

Note 3.  Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31:

Dollars in thousands	2011	2010
Interest in Carpenter Technology Master Trust Fund	$168,933	**
Standish Mellon Stable Value Fund	**	81,398
Carpenter Technology Stock Fund	**	67,756
Vanguard 500 Index Fund	58,833	60,509
PIMCO Total Return Fund	36,641	36,654
American Funds EuroPacific Growth Fund	25,432	33,714
Vanguard Mid-Cap Index Fund	*	23,275

* does not represent 5% of investments for this year

** investment did not exist for this year

Note 4.  Investment in the Carpenter Technology Master Trust Fund

Effective April 1, 2011, the Company established the Carpenter Technology Master Trust Fund (the “Master Trust”) to hold certain investments of the Company’s participating plans, which include the Plan and the Savings Plan of Amega West Services, LLC.  The Master Trust maintains a separate account for each of the participating Plans’ assets and liabilities held.  As of December 31, 2011, the Plan’s interest in the net assets of the Master Trust was 99.99%.

The Master Trust is invested in two funds — the Carpenter Technology Stock Fund and the Standish Mellon Stable Value Fund.  The Carpenter Technology Stock Fund holds investments in the common stock of the Company.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

Note 4.  Investment in the Carpenter Technology Master Trust Fund (Continued)

The total assets of the Master Trust are as follows as of December 31:

Dollars in thousands	2011	2010
Investments, at fair value:
Standish Mellon Stable Value Fund
Monumental Life (Aegon)	$32,157	$—
Natixis Financial Products	26,932	—
ING Life & Annuity Co	1,529	—
Prudential	1,505	—
Metropolitan	1,008	—
United of Omaha	13,432	—
Prudential	8,671	—
JP Morgan Chase Bank	1,627	—
Bank of America, N.A.	1,020	—
Mellon Trust of New England	8,623	—
Total Standish Mellon Stable Value Fund	96,504	—
Carpenter Technology Corporation Stock Fund	72,449	—
Assets in Master Trust, at fair value	168,953	—
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,655)	—
Net assets in Master Trust	$166,298	$—

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

Note 4.  Investment in the Carpenter Technology Master Trust Fund (Continued)

The total investment income of the Master Trust for the period ended December 31, 2011 was as follows:

Dollars in thousands
Investment income:
Net appreciation in fair value of investments:
Carpenter Technology Corporation Stock Fund	$15,624
Interest and dividends:
Standish Mellon Stable Value Fund	1,458
Carpenter Technology Corporation Stock Fund	808
Total investment income	$17,890

Note 5.  Standish Mellon Stable Value Fund

As of December 31, 2010, the Plan was invested in the Standish Mellon Stable Value Fund.  The following chart shows the underlying assets of the fund at December 31, 2010.  The Standish Mellon Stable Value Fund was transferred to the Master Trust on April 1, 2011.

	Major	Investment	Adjustment
Dollars in thousands	Credit	at Fair	to Contract	Contract
2010	Ratings	Value	Value	Value
Monumental Life (Aegon)	AA/Aa2	$30,752	$(741)	$30,011
Natixis Financial Products	AA/Aa2	25,712	(685)	25,027
Metropolitan	AA-/Aa3	1,539	(23)	1,516
Prudential	AA-/A2	1,542	(32)	1,510
JP Morgan Chase Bank	AAA/Aaa	5,678	(101)	5,577
United of Omaha	AAA/Aaa	5,566	(46)	5,520
Bank of America, N.A.	AAA/Aaa	3,723	(66)	3,657
TBC Inc Pooled Daily Liquidity	N/A	6,886	—	6,886
Total Fund		$81,398	$(1,694)	$79,704

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

Note 6.  Fair Value Measurements

The fair value framework, in accordance with the Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

•                  Level 1 — Inputs are unadjusted quoted prices for identical assets or liabilities in active markets.

•                  Level 2 — Inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•                  Level 3 — Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement in its entirety.  There have been no changes in the methodology used at December 31, 2011 and 2010.

Valuation methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for assets measured at fair value.

Registered Investment Companies:  Valued at closing price reported on the active market on which the individual securities are traded.

Carpenter Technology Stock Fund:  Valued at closing price of the Company’s common stock as reported on the active market on which the securities are traded.  These investments were transferred to the Master Trust effective April 1, 2011.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

Note 6.  Fair Value Measurements (Continued)

Standish Mellon Stable Value Fund:  This fund invests in high credit quality fixed income securities within contracts that are intended to minimize market volatility and guaranteed investment contracts issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds, and money market securities.  These investments are valued based on the fair value of the underlying assets which consists of short-term investment funds, Traditional Guaranteed Investment Contracts (GICs), Fixed Maturity Synthetic Guaranteed Investment Contracts and Constant Duration Synthetic Guaranteed Investment Contracts as follows:

Short-term investment funds are valued based on quoted market values reported on active markets on which the individual securities are traded.

Traditional guaranteed investment contracts (“GICs”) are unsecured, general account obligations of insurance companies backed by the general account assets of the insurance company that writes the investment contract. The fair values for traditional GICs are calculated using the present value for the contract’s future cash flows discounted by comparable duration.

Fixed maturity synthetic guaranteed investment contracts (“GICs”) consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The fair values for fixed maturity GICs are calculated using the sum, of all the underlying assets market values based on market values reported on active markets on which the individual securities are traded.  However, the individual contracts are not actively traded.

Constant duration synthetic guaranteed investment contracts consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio.  The fair values for constant duration synthetic GICs are determined by reference to the net asset values reported by the investment managers holding the funds.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

Note 6.  Fair Value Measurements (Continued)

The following tables set forth the Plan’s assets that are measured at fair value on a recurring basis, as of December 31, 2011 and 2010.  The information presented for December 31, 2011 for the Master Trust represents the total assets in the Master Trust.

Dollars in thousands				Total
2011	Level 1	Level 2	Level 3	Fair Value
Registered investment companies
Short-term reserve funds	$15,454	$—	$—	$15,454
Bond funds	36,641	—	—	36,641
Balanced funds	64,272	—	—	64,272
Domestic equity funds	131,633	—	—	131,633
International equity funds	28,401	—	—	28,401
Total registered investment companies	276,401	—	—	276,401

Carpenter Technology Master Trust Fund
Carpenter Technology Stock Fund	$72,449	$—	$—	$72,449
Standish Mellon Stable Value Fund
Short-term investment funds	8,623	—	—	8,623
Traditional GICs	—	4,042	—	4,042
Fixed maturity synthetic GICs	—	16,079	—	16,079
Constant duration synthetic GICs	—	67,760	—	67,760
Total Standish Mellon Stable Value Fund	8,623	87,881	—	96,504
Total Carpenter Technology Master Trust Fund	$81,072	$87,881	$—	$168,953

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

Note 6.  Fair Value Measurements (Continued)

				Total
2010	Level 1	Level 2	Level 3	Fair Value
Registered investment companies
Short-term reserve funds	$14,118	$—	$—	$14,118
Bond funds	36,654	—	—	36,654
Balanced funds	55,232	—	—	55,232
Domestic equity funds	142,268	—	—	142,268
International equity funds	38,394	—	—	38,394
Total registered investment companies	286,666	—	—	286,666
Carpenter Technology Stock Fund	67,756	—	—	67,756
Standish Mellon Stable Value Fund
Short-term investment funds	6,886	—	—	6,886
Traditional GICs	—	3,081	—	3,081
Fixed maturity synthetic GICs	—	14,967	—	14,967
Constant duration synthetic GICs	—	56,464	—	56,464
Total Standish Mellon Stable Value Fund	6,886	74,512	—	81,398
Total investments at fair value	$361,308	$74,512	$—	$435,820

Note 7.  Investment Contracts

A portion of the Plan’s assets were invested in fully benefit-responsive investment contracts through its investment in the Standish Mellon Stable Value Fund as of December 31, 2010, which was transferred to the Master Trust effective April 1, 2011.  Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  Contract value, as reported to the Plan, represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

Note 7.  Investment Contracts (Continued)

There were no reserves against contract value for credit risk of the underlying investments of the fund.  The crediting interest rate was based on a formula agreed upon with the various issuers.  The fully benefit-responsive investments had minimum crediting interest rates, which reset periodically.

Certain events limited the ability of the Plan to transact at contract value with the various issuers.  Such events included the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Company does not believe that any events which would limit the plan’s ability to transact at contract value with participants are probable of occurring.

The underlying fully benefit-responsive investment contracts did not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates.

	2011	2010
Average Yields of Standish Mellon Stable Value Fund:
Based on actual earnings	2.48%	2.93%
Based on interest rate credited to participants	2.59%	3.04%

Note 8.  Related Parties and Party-in-Interest Transactions

Certain funds within the Plan are invested in shares of registered investment companies managed by Vanguard Fiduciary Trust Company, an affiliate of The Vanguard Group.  The Vanguard Group is the Plan’s Trustee, as defined by the Plan.  The Company also issues loans to participants, which are secured by the participant’s account balance.  These transactions qualify as party-in-interest transactions.  Fees paid by the Plan in 2011 to the Trustee for investment management services related to these funds amounted to $152,000.

The Carpenter Technology Stock Fund held in the Master Trust at December 31, 2011 is invested in shares of Carpenter Technology Corporation, the Plan Sponsor, therefore these transactions qualify as related party and party-in-interest transactions.  Fees paid to the Trustee by the Plan in 2011 for investment management services related to this fund amounted to $11,000.  In addition, total purchases and sales, at market value, for 2011 were $55,342,000 and $70,521,000 respectively.  The Carpenter Technology Stock Fund included 1,407,020 and 1,683,799 of equivalent shares as of December 31, 2011 and 2010, respectively.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

Note 9.  Plan Termination

The Company has the right under the Plan to discontinue or change its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations.

Note 10.  Tax Status

The Plan obtained its latest determination letter dated March 21, 2003 from the Internal Revenue Service (“IRS”) informing the Company that the Plan and related trust are designed in compliance with Section 401(a) of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Company believes that the related trust is exempt from federal income tax under applicable provisions of the IRC.  Therefore, the financial statements contain no provision for income taxes.  The Plan filed for a new determination letter in January 2011, which is pending from the IRS.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Note 11.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

Note 12.  Voluntary Correction Program

According to the terms of enrollment guidelines in the Plan, participant contribution rates are automatically increased by 1% each year up to a maximum of 10% or the IRS limit.  Participants can elect a higher annual increase and can also elect to change or stop the annual increases at any time.  In January 2011, the Plan Sponsor failed to execute the automatic increase for approximately 125 participants.  The Company plans to file a Voluntary Correction Program submission (the “VCP submission”) with the IRS, which further details this matter, including the plan for correction.

The expected cost of correction for past due amounts is currently estimated at $39,000, which includes an amount for past due contributions and lost earnings.  The contributions and lost earnings due to participants will be funded by the Plan Sponsor.

Note 13.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available and investment income per the financial statements to the Form 5500:

	December 31,
Dollars in thousands	2011	2010
Net assets available for benefits, at contract value, per the financial statements	$453,477	$445,926
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,655	1,694
Net assets available for benefits, at fair value, per Form 5500	$456,132	$447,620

Year Ended
December 31,
2011
Investment income, per the financial statements	$20,169
Interest from notes receivable from participants	533
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	961
Investment income, per Form 5500	$21,663

Savings Plan of Carpenter Technology Corporation

Schedule of Assets (Held at End of Year)                                     EIN: 23-0458500

Form 5500 - Schedule H - Line 4i (1 of 2)                                    PN: 020

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	(e) Current Value
	Registered Investment Companies:
*	Vanguard	Vanguard 500 Index Fund	58,833,000
	PIMCO	PIMCO Total Return Fund	36,641,000
	American Funds	American Funds EuroPacific Growth Fund	25,432,000
*	Vanguard	Vanguard Mid-Cap Index Fund	20,279,000
	American Funds	American Balanced Fund	16,676,000
*	Vanguard	Vanguard Target Retirement 2015 Fund	15,618,000
*	Vanguard	Vanguard Prime Money Market Fund	15,454,000
	Artisan Funds	Artisan Mid Cap Value Fund	13,190,000
*	Vanguard	Vanguard Target Retirement 2025 Fund	13,124,000
	Loomis Sayles	Loomis Sayles Value Fund	12,277,000
*	Vanguard	Vanguard Small-Cap Index Fund	7,846,000
*	Vanguard	Vanguard Target Retirement 2035 Fund	7,250,000
*	Vanguard	Vanguard PRIMECAP Fund	7,012,000
*	Vanguard	Vanguard Target Retirement 2045 Fund	5,299,000
*	Vanguard	Vanguard Small-Cap Value Index Fund	4,883,000
*	Vanguard	Vanguard Small-Cap Growth Index Fund	3,809,000
	T. Rowe Price	TRP Spectrum Growth Fund	3,505,000
*	Vanguard	Vanguard Target Retirement Income Fund	3,235,000
*	Vanguard	Vanguard International Stock Index Fund	2,969,000
*	Vanguard	Vanguard Target Retirement 2005 Fund	2,883,000
*	Vanguard	Vanguard Target Retirement 2055 Fund	186,000
	Total Registered Investment Companies		276,401,000
*	Participant Loans	Loans to Participants Interest rates range from 4.25% to 10.5%	10,798,000

Historical cost has not been presented for investment funds, as all investments are participant directed

*  Party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF CARPENTER
TECHNOLOGY CORPORATION
(Name of Plan)

Date: June 28, 2012	By:	/s/ K. Douglas Ralph
K. Douglas Ralph
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No	Description

23.1	Consent of Independent Registered Public Accounting Firm